Contact

ctaylor@worldillustrated.com

www.linkedin.com/in/ctaylorworldillustrated (LinkedIn)

Top Skills

Commercial Photography

Photos

Digital Photography

Charles Taylor

Chief Executive Officer at world illustrated inc

Fort Myers, Florida, United States

Summary

We are building a global, multi-functional publishing and social network that could rival Pinterest or Instagram. Our USP is that we publish and integrate curated, professional, high quality, visual, written and audio content with social media functionality and then also make it available for merchandising and licensing. No other platform does this.

world illustrated has grown out of an existing long established content licensing business called Avalon. We have annual sales of over $1.2 million. 8,500 professional contributing photographers, more than 20k licensing clients and a pool of 250 million images.

Our aim is to give our users a broader, more dynamic and comprehensive view of the world. We are not hamstrung by budget or limited by content like many other content providers. Our social media and licensing and merchandizing tools, make the site more compelling than other platforms. Our aim is to be our users' window to the world.

We have built the publishing and licensing modules and are now completing the social media functionality ahead of a launch in Q1 2023.

Our fundraise enables investors to get in at ground level in a company that could have hundreds of millions of users and have a valuation in the billions.

You can read all about us and invest here. https://wefunder.com/world.illustrated

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Experience

world illustrated inc

Chief Executive Officer

December 2019 - Present (4 years 5 months)

Florida, United States

Avalon Licensing Limited

Chief Executive Officer

2016 - October 2020 (4 years)

Photoshot

Owner

2000 - 2014 (14 years)

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